UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 16, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

www.sibanyestillwater.com
MARKET RELEASE
Strike update – AMCU refuses to co-operate with the verification process
Johannesburg, 16 January 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) advises that following an application for leave to appeal by the Association of Mineworkers and Construction Union
(AMCU) of the judgment made by the Labour Court (Court) on 21 December 2018 and confirmed by the Court on 8 January 2019, the union affiliation verification process, facilitated by Commission for Conciliation,
Mediation and Arbitration (CCMA), which was due to continue today, has been suspended pending the outcome of the appeal process.
Sibanye-Stillwater is confident that the that the verification exercise will confirm that three other unions which signed the wage offer, represent more than 50% of employees in the workplace, therefore supporting the extension of the offer in terms of Section 23(1)(d) of the Labour Relations Act 66 of 1995
and will oppose AMCU’s attempts to avoid the verification process.
Neal Froneman, CEO of Sibanye-Stillwater commented: “We are disappointed that AMCU continues to pursue these obstructive actions and delay the conclusion of the ongoing strike, while its members are suffering severe financial hardship as a consequence. We are not surprised by AMCU’s behaviour and have considered other legal alternatives, which we will be pursuing.”
Please refer to  https://soundcloud.com/user-155552468/suspension-verification-process for a media sound clip by the spokesperson, James Wellsted.
Ends.
Sibanye-Stillwater Investor relations contact:
James Wellsted
Head of Investor Relations
Email:
ir@sibanyestillwater.com
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
FORWARD LOOKING STATEMENTS
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
This announcement contains forward-looking statements, including “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “unlikely”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and
Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report,
published on 2 April 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 16, 2019
By:
/s/ Charl Keyter
Name:     Charl Keyter
Title:        Chief Financial Officer